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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                              Bernard Chaus, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   162510200
                                 (CUSIP Number)

                                Josephine Chaus
                       (Name of Person Filing Statement)

                                Josephine Chaus
                 c/o Shereff, Friedman, Hoffman & Goodman, LLP
                                919 Third Avenue
                            New York, New York 10022
                    Attn: Richard A. Goldberg (212) 758-9500
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 26, 1998
                    (Date of Event which Requires Filing of
                                this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following: [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D
CUSIP No.     162510200                                       Page 2 of 6 Pages
          --------------------                                     -    -
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Josephine Chaus
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [ ]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS*
         PF
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
-------------------------------------------------------------------------------
      NUMBER OF        7       SOLE VOTING POWER
       SHARES                  18,775,489
    BENEFICIALLY       --------------------------------------------------------
      OWNED BY         8       SHARED VOTING POWER
        EACH                   72,936
      REPORTING        --------------------------------------------------------
       PERSON          9       SOLE DISPOSITIVE POWER
         WITH                  18,775,489
                       --------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER
                               72,936
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                           18,848,425
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           69.5%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                           IN
-------------------------------------------------------------------------------
           *SEE INSTRUCTIONS BEFORE FILLING OUT! SEC 1746 (9-88) 2 OF


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                        AMENDMENT NO. 5 TO SCHEDULE 13D


                  This Amendment No. 5 to the Statement on Schedule 13D (as defined below) amends and restates the Statement on Schedule 13D relating to the event date of April 5, 1990 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D relating to the event date of October 16, 1992 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D relating to the event date of November 22, 1994 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D relating to the event date of November 15, 1995 ("Amendment No. 3"), and Amendment No. 4 to the Original Schedule 13D relating to the event date of November 14, 1996 ("Amendment No. 4"), reported by Josephine Chaus (the "Reporting Person") relating to the common stock, par value $.01 per share (the "Common Stock"), of Bernard Chaus, Inc., a New York corporation (the "Issuer"). The Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 and this Amendment No. 5 to the Statement on Schedule 13D are collectively referred to herein as the "Schedule 13D."

                  The Common Stock share amounts set forth in this Amendment No. 5 to the Schedule 13D take into account a one-for-ten reverse stock split which became effective on December 9, 1997.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

                  As part of the Issuer's restructuring plan, the Reporting Person agreed, pursuant to the terms of a letter agreement dated December 9, 1997 (the "Commitment Agreement"), to provide the Issuer with credit support by
(i) converting (a) $28.1 million of existing indebtedness (including accrued interest through January 23, 1998), and (b) $12.5 million of indebtedness to be owed to the Reporting Person upon her assumption of such amount of senior secured bank debt owing to BNY Financial Corporation ("BNYF") by the Issuer (the "Bank Debt") pursuant to a loan made by BNYF to Ms. Chaus (the "BNYF-J Chaus Loan") ($40.6 million as of January 23, 1998) into 10,510,910 shares of Common Stock of the Issuer; (ii) committing to subscribe, pursuant to the Issuer's rights offering for $10.0 million of Common Stock; and (iii) committing to subscribe for up to an additional $2.5 million of Common Stock, if and to the extent that the Issuer's other stockholders did not purchase at least that amount of stock in the Issuer's rights offering.

                  On October 10, 1997, in substitution for a personal guarantee in the form of cash collateral in the amount of $12.5 million previously provided by the Reporting Person, the Reporting Person provided $12.5 million in cash collateral to secure the Bank Debt. The cash collateral was provided from the proceeds of the BNYF--J. Chaus Loan. On January 29, 1998, pursuant to the terms of a cash collateral deposit release letter (the "Release Letter"), the $12.5 million in cash collateral was released to BNYF and used to retire $12.5 million of the Bank Debt. As a result of such repayment, the Issuer became indebted to the Reporting Person for $12.5 million and the Reporting Person became subrogated to the rights of BNYF with respect to such loan amount (the "Subrogated Loan") until the Subrogated Loan and approximately $28.1 million of other

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subordinated indebtedness was converted into 10,510,910 shares of Common Stock of the Issuer. Pursuant to the terms of a conversion agreement (the "Conversion Agreement") dated as of January 29, 1998, the Subrogated Loan and the other indebtedness was converted by the Reporting Person into 10,510,910 shares of Common Stock of the Issuer.

                  The Reporting Person previously entered into a deposit letter dated July 23, 1997 (the "July Deposit Letter") pursuant to which she provided $10.0 million in cash collateral to secure the Bank Debt in substitution for the letter of credit previously provided by her. The July Deposit Letter was amended on October 10, 1997 to provide that the $10.0 million in cash collateral was to be held as collateral to secure indebtedness under the Issuer's new financing agreement with BNYF. On January 23, 1998, such cash collateral was released by BNYF and the Reporting Person used such amount to purchase 6,988,635 shares of Common Stock issuable to her (and two trusts to which the Reporting Person acted as co-trustee) upon the exercise of subscription rights issued to her, in satisfaction of her purchase commitment in connection with the Issuer's rights offering. Since the rights offering was oversubscribed, the Reporting Person's commitment to oversubscribe for up to an additional $2.5 million of Common Stock was not required to be fulfilled.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  The responses set forth in subsections (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

                           (a) The aggregate number of shares of Common Stock beneficially owned by the Reporting Person is 18,848,425, or approximately 69.5% of the outstanding shares of Common Stock, based on the number of outstanding shares of Common Stock of the Issuer (as of January 26,1997, which includes the 24,488,180 shares of Common Stock issued in the Rights Offering).

                           (b) The Reporting Person has the sole power to vote, direct the vote or dispose of an aggregate of 18,775,489 shares of Common Stock beneficially owned by her. The Reporting Person shares power to vote, direct the vote or dispose of an aggregate of 72,936 shares of Common Stock held by her and Daniel Rosenbloom as co-trustees for her children.

                  Mr. Rosenbloom acts as an investment advisor with First Manhattan Co., an investment advisory firm. His business address, and the principal address of First Manhattan Co., is 437 Madison Avenue, New York, New York 10022. During the last five years, Mr. Rosenbloom has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, Mr. Rosenbloom has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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ITEM 6.           CONTRACTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
                  SECURITIES OF THE ISSUER.

                  The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

                  The Commitment Agreement referenced in Item 3 is annexed hereto as Exhibit 1 and incorporated by reference herein. The Deposit Letter referenced in Item 3 is annexed hereto as Exhibit 2 and incorporated by reference herein. The Subrogated Subordinated Promissory Note evidencing the Subrogated Loan referenced in Item 3 is annexed hereto as Exhibit 3 and incorporated by reference herein. The Conversion Agreement referenced in Item 3 is annexed hereto as Exhibit 4 and incorporated by reference herein.

                  In connection with the Issuer's restructuring plan, the Reporting Person agreed in principle to relinquish, for no value, all of her rights to warrants exercisable for an aggregate of 347,851 shares of Common Stock. Such warrants constituted all of the Reporting Person's existing warrants and included (i) the $3.00 Warrants, the $2.25 Warrants, the $4.62 Warrants and the Extension Warrants (also collectively referred to as the "1994 Warrants"); (ii) the February Increase Warrants, the Guarantee Warrants and the September Extension Warrants (also collectively referred to as the "1995 Warrants"); and (iii) the 1996 Warrants. On January 29, 1998, all of the 1994 Warrants, the 1995 Warrants and the 1996 Warrants were relinquished by the Reporting Person and canceled by the Issuer.


ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 1 Letter Agreement dated December 9, 1997 between the Reporting Person and the Issuer.

Exhibit 2 Cash Collateral Deposit Release Letter Agreement dated as of January 29, 1998 Agreement among the Reporting Person, the Issuer and BNYF.

Exhibit 3 Subrogated Subordinated Promissory Note dated as of January 29, 1998 from the Issuer to the Reporting Person in the principal amount of $12.5 million.

Exhibit 4 Conversion Agreement dated as of January 29, 1998 between the Reporting Person and the Issuer.




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SIGNATURE

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   February 6, 1998


                                              /s/ Josephine Chaus
                                              ---------------------------------
                                              Josephine Chaus



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                                 EXHIBIT INDEX

Exhibit           Description

Exhibit 1 Letter Agreement dated December 9, 1997 between the Reporting Person and the Issuer.

Exhibit 2 Cash Collateral Deposit Release Letter Agreement dated as of January 29, 1998 Agreement among the Reporting Person, the Issuer and BNYF.

Exhibit 3 Subrogated Subordinated Promissory Note dated as of January 29, 1998 from the Issuer to the Reporting Person in the principal amount of $12.5 million.

Exhibit 4 Conversion Agreement dated as of January 29, 1998 between the Reporting Person and the Issuer.














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